EXHIBIT 99.2
Form 51—102F3
Material Change Report
Item 1 Name and Address of Company
Glamis Gold Ltd.
5190 Neil Road
Reno, Nevada 89502
(the “Company”)
Item 2 Date of Material Change
February 23, 2006
Item 3 News Release
A news release was issued by the Company on February 24, 2006 and filed on SEDAR.
Item 4 Summary of Material Change
On February 24, 2006, the Company announced an agreement to acquire all of the outstanding shares of Western Silver Corporation (“Western Silver”) through an exchange of shares of Western Silver for shares of the Company.
Item 5 Full Description of Material Change
On February 24, 2006, the Company announced an agreement to acquire, through an agreed plan of arrangement, all of the outstanding shares of Western Silver. Under the plan of arrangement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company (“ExploreCo”) for each Western Silver share held. Western Silver will transfer to ExploreCo approximately CDN$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and an early-stage exploration project in Mexico. Based on the fully diluted share capital of Western Silver as at January 31, 2006, the Company will issue approximately 35,266,590 common shares under the arrangement.
Based on the 20-day volume weighted average trading price for common shares of the Company on the Toronto Stock Exchange, the transaction values each Western Silver share at CDN$24.85.
The transaction is subject to completion of a definitive arrangement agreement, approval by Western Silver shareholders and the receipt of regulatory approvals. The transaction is not subject to due diligence, and is expected to close in May of 2006.
The Boards of Directors of both companies have unanimously approved the transaction. The Board of Directors of Western Silver has received an opinion from Macquarie North America Ltd. that the transaction is fair, from a financial point of view, to Western Silver shareholders. Officers and directors of Western Silver have agreed to enter into lock-up and support arrangements with Glamis under which they have agreed to vote in favour of the transaction. In the event that the transaction is not completed due to Western Silver recommending or accepting a superior proposal, Western Silver has agreed to pay Glamis a termination fee equal to 3.5% of Western Silver’s market capitalization.
Additional terms of the agreement include:
1. the appointment of Dale F. Corman, the Chief Executive Officer and Chairman of Western Silver, to the board of directors of the Company;
2. ExploreCo entering into a two-year non-competition agreement in respect of certain parts of Mexico; and
3. the grant by ExploreCo to the Company of a share purchase warrant to acquire up to 5% of the fully diluted issued shares of ExploreCo as at the closing, for a two year period at an exercise price of CDN$3.50 per share.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51—102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
Charles A. Jeannes
Executive Vice President, Administration,
General Counsel and Secretary
Telephone: (775) 827-4600 (ext. 3107)
Item 9 Date of Report
March 3, 2006
GLAMIS GOLD LTD.
Signed: “Cheryl S. Maher”
Cheryl S. Maher
Executive Vice President, Administration,
General Counsel and Secretary